Exhibit 1

April 28, 2015

Listed Company Name	Nippon Steel & Sumitomo Metal Corporation

Representative	Representative Director and President, Kosei Shindo

(Code No.	5401)

Contact Person	General Manager, Public Relations Center, Nozomu Takahashi

(Tel	+81-3-6867-2135, 2146, 5807)

Listed Company Name	Suzuki Metal Industry Co., Ltd.

Representative	Representative Director and President, Masayuki Shibata

(Code No.	5657)

Contact Person	Executive Officer, Corporate Planning Department, Akira Okada

(Tel	+81-47-476-3111)

Announcement regarding Nippon Steel & Sumitomo Metal Corporation Making Suzuki

Metal Industry Co., Ltd. its Wholly-Owned Subsidiary through a Share Exchange

Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) and Suzuki Metal Industry Co., Ltd. (“SMI”) hereby announce that NSSMC and SMI resolved, at their respective meetings of the boards of directors held today, to conduct a share exchange (the “Share Exchange”) effective as of September 1, 2015, in which NSSMC will be a wholly-owning parent company and SMI will be a wholly-owned subsidiary, and to execute a share exchange agreement regarding the Share Exchange (the “Share Exchange Agreement”).

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

It is scheduled that the Share Exchange will be conducted effective as of September 1, 2015. With respect to NSSMC, the Share Exchange is scheduled to be conducted through simple share exchange procedures, which do not require approval at general meeting of shareholders pursuant to Article 796, Paragraph 2 of the amended Companies Act coming into effect on May 1, 2015 (“Companies Act”). With respect to SMI, the Share Exchange is scheduled to be conducted upon the approval of the Share Exchange Agreement at SMI’s ordinary general meeting of shareholders to be held on June 25, 2015.

Further, prior to the effective date of the Share Exchange, it is scheduled for SMI common shares to be delisted from the second section of the Tokyo Stock Exchange, Inc. (the “Tokyo Stock Exchange”) on August 27, 2015 (the last trading date is scheduled to be August 26, 2015).

1. Objectives of the Share Exchange

NSSMC was established through business integration between Nippon Steel Corporation (incorporated 1950) and Sumitomo Metal Industries, Ltd. (incorporated 1949) in October 2012. Since its establishment, the company, aiming to become the “Best Steelmaker with World-Leading Capabilities”, has steadily achieved results by promoting cost reductions through technical integration and streamlining, aggregation of facilities, investment for latter manufacturing process in foreign countries, and group restructuring, etc. between the two companies through business integration. As to the environment surrounding steelmaking business, while a significant gap between supply and demand in China is likely to remain for a considerable period of time, it is anticipated that global demand for steel will expand at a moderate rate, and in particular, a steady increase in demand for high-grade steel in emerging countries is expected, associated with their social advancement, increased needs for energy-savings, and environmental responsiveness. Anticipated changes in the environment, including fluctuation of oil and raw material prices, and of exchange rates, as well as geopolitical risks, are among the factors considered in developing and adjusting the plan. In March 2015, NSSMC Group developed its “2017 Mid-term Management Plan” for sustainable growth, and the company has aimed to become the clear “Best Steelmaker with World-Leading Capabilities” by taking appropriate measures against changes to the business environment detailed above and challenges that our group is facing, and improving its “technology”, “cost”, and “being global”.

SMI is a core company in specialty steel wire rod and wire business in the NSSMC Group, and a top manufacturing company in the high-end segment involved with high tensile strength spring wire for automotive use in Japan. In 2009, SMI made Haldex Garphyttan AB (presently Suzuki Garphyttan) its subsidiary, and established a global manufacturing and sales system across Europe, the United States and East Asia. As the world’s largest valve spring manufacturing company, SMI is aiming at further development by grabbing demand in the automotive and other fields expected to expand worldwide.

NSSMC has been devoted to strengthening the NSSMC Group, by such means as greater synergistic effects with group companies, and concentration on core business operation. NSSMC subscribed for the third party allotment of SMI shares in 2006, whereby NSSMC contributed to enhancement of SMI’s business and alliance between the two companies. In addition when SMI made Haldex Garphyttan AB (presently Suzuki Garphyttan) its subsidiary in 2009, NSSMC subscribed for the third party allotment of SMI shares, whereby SMI became NSSMC’s subsidiary. Through these processes, NSSMC and SMI have been sharing strategies as group companies in the specialty steel wire rod and wire industry, in which coherent business strategy starting from raw materials (wire rod) to processing (wire) is the source of competitiveness. However, NSSMC and SMI need to further cooperate and enforce various measures, including coherent development of technology and products, heightening of quality of products, cost reduction, and improvement and enhancement of stable supply chains in which both companies are included, in order to respond in a timely manner to competition in global market, which is expected to intensify going forward, to enhance competitiveness in the industry, and to achieve ever further development and growth.

In the course of developing “2017 Mid-term Management Plan”, based on business structure and the managerial environment regarding specialty steel wire rod and wire as above, NSSMC has concluded that integration and speeding up of co-development or business strategy between the two companies, by making SMI NSSMC’s wholly-owned subsidiary, will be extremely beneficial in light of NSSMC’s Group management.

SMI also believes that, through the Share Exchange, deepening and integrating its partnership with NSSMC, which is its parent company and also its largest supplier of raw materials, will allow SMI to utilize the business resources of the NSSMC Group more efficiently, and that this will be extremely beneficial in terms of enhancing competitiveness through synergistic effects with a global customer base, technical strength, and the ability to meet the customer needs of the SMI Group.

Under these circumstances, based on consultations and discussions between the companies starting after the proposal from NSSMC, NSSMC and SMI have agreed to make SMI a wholly-owned subsidiary of NSSMC through a share exchange. Through this reorganization, NSSMC and SMI will proceed with optimal and efficient utilization of the management resources of the NSSMC Group and greater flexibility in group management, and will enhance further sharing of business strategy between the two companies and greater profitability and competitiveness of both NSSMC and SMI. NSSMC and SMI believe that this will contribute to the improvement of the corporate value of both companies, and this reorganization will be beneficial also for the shareholders of both companies.

SMI is considering changing its corporate name to “NIPPON STEEL & SUMIKIN SG WIRE CO., LTD.”, effective as of October 1, 2015, subject to the Share Exchange becoming effective, in order to clarify that SMI is the wholly-owned subsidiary of NSSMC by bearing the name of “NIPPON STEEL & SUMIKIN”.

2. Outline of the Share Exchange

(1) Schedule for the Share Exchange

Record date for ordinary general meeting of shareholders (SMI)	March 31, 2015

Date of resolution of the meeting of the board of directors in respect of the execution of the Share Exchange Agreement (NSSMC and SMI)	April 28, 2015

Date of the execution of the Share Exchange Agreement (NSSMC and SMI)	May 1, 2015 (Scheduled)

Date of the ordinary general meeting of shareholders for approval of the Share Exchange (SMI)	June 25, 2015 (Scheduled)

Last trading date (SMI)	August 26, 2015 (Scheduled)

Delisting date (SMI)	August 27, 2015 (Scheduled)

Scheduled Share Exchange date (Effective date)	September 1, 2015 (Scheduled)

(Note 1)	With respect to NSSMC, the Share Exchange is scheduled to be conducted through simple share exchange procedures, which do not require approval at general meeting of shareholders pursuant to Article 796, Paragraph 2 of the Companies Act.

(Note 2)	The above schedule may change upon the agreement of both companies.

(2) Method of the Share Exchange

In the Share Exchange, NSSMC will be the wholly-owning parent company, and SMI will be the wholly-owned subsidiary. It is scheduled that the Share Exchange will be conducted effective as of September 1, 2015. With respect to NSSMC, the Share Exchange is scheduled to be conducted through simple share exchange procedures, which do not require approval at general meeting of shareholders pursuant to Article 796, Paragraph 2 of the Companies Act. With respect to SMI, the Share Exchange is scheduled to be conducted upon the approval of the Share Exchange Agreement at SMI’s ordinary general meeting of shareholders to be held on June 25, 2015.

(3) Allotment in the Share Exchange

	NSSMC (wholly-owning parent company in the Share Exchange)	SMI (wholly-owned subsidiary in the Share Exchange)
Share allotment ratio through the Share Exchange	1	1. 10

(Note 1)	Share allotment ratio

1.10 shares of common shares of NSSMC will be allotted and delivered per SMI common share; provided, however, that no shares will be allotted through the Share Exchange for the 35,466,000 shares of SMI common shares held by NSSMC (as of April 28, 2015).

(Note 2)	Number of NSSMC shares to be delivered through the Share Exchange

NSSMC will allot and deliver 19,733,842 shares of NSSMC common shares through the Share Exchange. However, NSSMC will allocate its own shares (362,659,286 shares as of March 31, 2015) to such delivery of common shares, and therefore NSSMC is not planning to issue new shares.

It is planned that SMI, by resolution at a meeting of the board of directors to be convened by the day immediately preceding the effective date of the Share Exchange, will cancel all its own shares (including its own shares acquired following demands for purchase of shares made by dissenting shareholders in relation to the Share Exchange, as specified in Article 785, Paragraph 1 of the Companies Act) as of the time (“Record Time”) immediately preceding NSSMC’s acquisition through the Share Exchange of all outstanding SMI shares (excluding SMI common shares held by NSSMC). The number of common shares to be allotted and delivered through the Share Exchange as above is based on the assumption that NSSMC common shares will not be allotted and delivered to SMI’s own shares (760,143 shares as of March 31, 2015). It may be modified in the future for such reasons as acquisition or cancellation of its own shares by SMI.

(Note 3)	Treatment of shares constituting less than one unit of shares

It is expected that the Share Exchange may result in SMI shareholders acquiring shares of NSSMC constituting less than one unit of shares (less than one thousand shares). In particular, all SMI shareholders holding less than 910 shares of SMI are likely to hold NSSMC shares constituting less than one unit of shares and will not be able to sell such shares on a financial instruments exchange market. The shareholders who will hold NSSMC shares constituting less than one unit of shares may use the following systems relating to NSSMC shares on and after the effective date of the Share Exchange onwards.

(i) Purchase by the issuer of shares constituting less than one unit of shares (sale of shares constituting less than one thousand)

This is a system whereby a shareholder holding NSSMC shares constituting less than one unit of shares may require NSSMC to purchase those shares in accordance with the provisions of Article 192 of the Companies Act, etc.

(ii) Further purchase of shares by a shareholder holding shares constituting less than one unit of shares (further purchase to reach a total of one thousand shares)

This is a system whereby a shareholder holding NSSMC shares constituting less than one unit of shares may require NSSMC to sell such number of shares that, combined with the less than one unit of shares held by such shareholder, constitute one unit of shares, and purchase the same from NSSMC in accordance with the provisions of Article 194 of the Companies Act and NSSMC’s Articles of Incorporation and other internal rules.

At the meeting of the board of directors held today, NSSMC passed a resolution to partially amend its Articles of Incorporation to change the number of shares in a unit of shares (from one thousand shares to one hundred shares) pursuant to Article 195, Paragraph 1 of the Companies Act and to submit the agenda of a share consolidation (ten shares to one share) to NSSMC’s 91st ordinary general meeting of shareholders scheduled to be convened on June 24, 2015. Both the amendment and the share consolidation are to take effect on October 1, 2015, subject to the approval at NSSMC’s ordinary general meeting of shareholders. Once the change of the number of shares in a unit of shares and the share consolidation take effect, from October 1, 2015, “one thousand shares” in (i) and (ii) of this Note 3 shall be read as “one hundred shares”. For example, 1,100 shares of NSSMC common shares will be allotted and delivered to a shareholder who have one thousand shares of SMI shares on September 1, 2015, and the allotted shares will be 110 shares on and after October 1, 2015, which is the effective date of such change of the number of shares in a unit of shares and the share consolidation. For details, please refer to the “Notice of Change of the Number of Shares in a Unit of Shares, Share Consolidation, and Partial Amendment of Articles of Incorporation in Conjunction Therewith” disclosed by NSSMC on April 28, 2015.

(Note 4)	Treatment of fractional shares

If any fractions of NSSMC common shares arise as a result of the Share Exchange, pursuant to the provisions of Article 234 of the Companies Act, NSSMC will sell all such fractional shares and distribute the proceeds to SMI shareholders having fractional shares in proportion to their respective fractions.

(4) Treatment of Share Options and Bonds with Share Options upon the Share Exchange

SMI has issued neither share options nor bonds with share options.

3. Basis for Particulars of Allotment of Shares Relating to the Share Exchange

(1) Basis and Reasons for Particulars of Allotment of Shares

NSSMC and SMI, in order to ensure the fair and appropriate valuation of the share allotment ratio used in the Share Exchange (the “Share Exchange Ratio”) as set forth in “Allotment in the Share Exchange” in 2. (3) above, have each separately appointed an independent third-party valuation organization to calculate the Share Exchange Ratio. NSSMC appointed Nomura Securities Co., Ltd. (“Nomura”) and SMI appointed Mizuho Securities Co., Ltd. (“Mizuho Securities”) as their respective third-party valuation organizations.

NSSMC and SMI have referred to the Share Exchange Ratio valuation results submitted by their respective third-party valuation organizations, carefully reviewed the result of due diligence that each company has conducted with respect to the other, and have negotiated and consulted taking into account the financial status, asset status, future forecasts, and other factors of NSSMC and SMI as a whole. Consequently, NSSMC and SMI have determined that the Share Exchange Ratio is reasonable and does not impair the interests of their respective shareholders, and accordingly, NSSMC and SMI have resolved to execute the Share Exchange Agreement regarding the Share Exchange at such Share Exchange Ratio between them pursuant to resolutions at the meetings of the board of directors of NSSMC and SMI held today.

If there is a material change in conditions forming the basis for the valuation, the Share Exchange Ratio may be changed upon consultation between NSSMC and SMI.

(2) Matters regarding Valuation

(i) Names of Valuation Organizations and Relationships with Listed Companies

Nomura, which is NSSMC’s third-party valuation organization, and Mizuho Securities, which is SMI’s third-party valuation organization, are independent from NSSMC and SMI, are not related parties in regards to either NSSMC or SMI, and do not have any significant conflicts of interest to be set forth with respect to the Share Exchange.

(ii) Outline of Valuation

With respect to NSSMC, Nomura performed the market share price analysis (the “Market Share Price Analysis”) in its valuations, since NSSMC is listed on the financial instruments exchanges and has a market share price.

With respect to SMI, Nomura performed, in its valuations, the Market Share Price Analysis, since SMI is listed on the financial instruments exchange and has a market share price; the comparable company analysis (the “Comparable Company Analysis”), since there are several listed companies comparable to SMI and it is possible to evaluate share value through the Comparable Company Analysis; and the discounted cash flow analysis (the “DCF Analysis”) in order to reflect the state of future business activities in the valuation.

The valuation range of SMI share assuming that the value per NSSMC share is set at 1 under each valuation methodology is given below.

Valuation Result of the Share Exchange Ratio
Market Share Price Analysis	0.91-0.95
Comparable Company Analysis	0.72-1.29
DCF Analysis	0.68-1.50

The Market Share Price Analysis was based on, with April 27, 2015 as the valuation reference date, the closing share price on the Tokyo Stock Exchange on the valuation reference date, and the simple average of the closing prices for each of the 1-week, the 1-month, the 3-month, and the 6-month periods up to and including the valuation reference date.

Nomura, in evaluating the above Share Exchange Ratio, used information provided by NSSMC and SMI, publicly available information etc., assuming that those data and information are all accurate and complete, and has not undertaken any independent investigation of the accuracy or completeness thereof. Further, Nomura has neither itself undertaken any independent evaluation, appraisal or assessment nor has it entrusted any such appraisal or assessment to any third party, including analysis and evaluation of each specific asset and liability, with respect to the assets or liabilities (including contingent liabilities) of NSSMC and SMI and their respective affiliates. Nomura’s valuation of the Share Exchange Ratio is based upon information and economic conditions as of April 27, 2015, and Nomura assumed that SMI’s financial forecasts were duly prepared based on the best predictions and judgments available to the management of NSSMC and SMI at that point in time.

SMI’s profit plan, which Nomura used as the basis of its valuation in the DCF Analysis, does not contain any fiscal years for which a significant increase or decrease in its profits is foreseen.

As set forth in “Measures to Ensure Fairness” of (4) below, on April 28, 2015, NSSMC obtained from Nomura a written opinion (fairness opinion) to the effect that, on the basis of the foregoing assumptions and certain other conditions, the agreed-upon Share Exchange Ratio is fair from a financial point of view to NSSMC.

Meanwhile, with respect to NSSMC, Mizuho Securities performed the Market Share Price Analysis in its valuations since NSSMC is listed on the first section of the Tokyo Stock Exchange and has a market share price.

Further, with respect to SMI, Mizuho Securities performed the Market Share Price Analysis in its valuations since SMI is listed on the second section of the Tokyo Stock Exchange and has a market share price; the Comparable Company Analysis, since there are several other listed companies engaging in business relatively comparable to that of SMI and it is possible to evaluate share price through comparison with such companies; and the DCF Analysis, in order to reflect the state of future business activities in its valuations. The Market Share Price Analysis was based on, with April 27, 2015 as the valuation reference date, the simple average of the closing prices on the Tokyo Stock Exchange for each of the 1-week, the 1-month, the 3-month, and the 6-month periods up to and including the valuation reference date on the Tokyo Stock Exchange. For the Comparable Company Analysis, Mizuho Securities adopted Nichia Steel Works, Ltd., Nippon Seisen Co., Ltd., Shinko Wire Company, Ltd., Tokyo Rope Mfg. Co., Ltd., and Suncall Corporation as listed companies judged to be comparable to SMI, and made its valuations based on the EBITDA multiple and EBIT multiple as compared with the enterprise value, and PER. In the DCF Analysis, Mizuho Securities has also valuated the current corporate value and share price of SMI by discounting future cash flows at a certain rate to present value based on financial projections prepared by SMI for the fiscal year ending March 2015 through the fiscal year ending March 2018. The discount rates used for that purpose ranged between 5.75% and 6.75%, and the perpetual growth method and the multiple method were adopted for the valuation of the going concern value. The perpetual growth rate used in the perpetual growth method ranged between –0.50% and +0.50%, and 4.6 times to 5.6 times were used as the EBITDA multiple in the multiple method.

Mizuho Securities, in calculating the above Share Exchange Ratio, used information provided by NSSMC and SMI, publicly available information etc., in principle on an as-is basis, assuming that those materials and information, etc. are all accurate and complete, and has not undertaken any independent investigation of the accuracy and completeness of such materials and information etc. Further, Mizuho Securities has neither itself undertaken any independent evaluation, appraisal or assessment nor has it entrusted any such appraisal or assessment to any third party, including analysis and evaluation of each specific asset and liability, with respect to the assets or liabilities (including off-balance-sheet assets and liabilities and other contingent liabilities) of NSSMC and SMI and their respective subsidiaries and affiliates. Moreover, Mizuho Securities assumed that SMI’s business outlook and the financial forecasts were prepared by reasonable and appropriate methods on the basis of the best predictions and judgments available to SMI’s management at that point in time.

It should be noted that in SMI’s business plan, which Mizuho Securities used as the basis for its valuations using the DCF Analysis, there is no business year for which a significant increase or decrease in profit is foreseen. Further, the relevant financial forecasts do not assume the execution of the Share Exchange.

The ranges given by each valuation method for the number of NSSMC common shares to be allotted per SMI common share are as set forth in the following table.

Share Exchange Ratio Valuation Results
Market Share Price Analysis	0.91-0.95
Comparable Company Analysis	0.98-2.02
DCF Analysis	0.87-1.76

(3) Prospect of Delisting and Reasons

It is scheduled that, through the Share Exchange, on the effective date thereof (September 1, 2015 (scheduled)), SMI will become a wholly-owned subsidiary, and SMI shares will be delisted as of August 27, 2015 (the last trading date will be August 26, 2015). After the delisting, it will no longer be possible to trade SMI shares on the Tokyo Stock Exchange.

After the delisting of SMI shares, the NSSMC shares allocated to SMI shareholders through the Share Exchange will remain listed on the Tokyo Stock Exchange, Nagoya Stock Exchange, Fukuoka Stock Exchange and Sapporo Stock Exchange. Since those shares may be traded on a financial instruments exchange market even after the effective date of the Share Exchange, it is considered that SMI shareholders holding at least 910 SMI shares, who will receive at least one thousand NSSMC shares through the Share Exchange, which is the number of shares in a unit of shares, will see the liquidity of their shares maintained.

However, SMI shareholders holding fewer than 910 SMI shares will be allocated fewer than one thousand NSSMC shares, which is the number of shares in a unit of shares. Although shares constituting less than one unit of shares cannot be sold on a financial instruments exchange market, a shareholder that comes to hold less than one unit of shares may require NSSMC to purchase the NSSMC shares constituting less than one unit of shares owned by the shareholder. It is also possible for the shareholder to require NSSMC to sell such number of shares that, combined with the less than one unit of shares held by such shareholder, constitute one unit of shares. Please refer to (Note 3) of 2. (3) “Treatment of shares constituting less than one unit of shares” above for the details of handling these cases. In addition, with respect to the details of handling fractions in the case where fractional shares arise, please refer to (Note 4) of 2. (3) “Treatment of fractional shares” above.

(Note)	As set forth above in 2. (3) (Note 3) “Treatment of shares constituting less than one unit of shares”, NSSMC plans to change the number of shares in a unit of shares (from one thousand shares to one hundred shares) and carry out a share consolidation (ten shares to one share), effective October 1, 2015; for book-entry procedures, NSSMC shares will be traded in units assuming that the change to the number of shares in a unit of shares and the share consolidation would become effective (i.e. one hundred shares) on financial instruments exchanges market from September 28, 2015 onwards.

(4) Measures to Ensure Fairness

Since NSSMC is already a parent company of SMI, holding 65.48% of all outstanding SMI shares, it was judged that it was necessary to ensure the fairness of the Share Exchange.

For this reason, NSSMC appointed Nomura, acting as a third-party valuation organization, and as of April 28, 2015, received from Nomura a valuation report relating to the Share Exchange Ratio. For an overview of the valuation report, please refer to (2) “Matters regarding Valuation” above. In addition, as of April 28, 2015, NSSMC obtained from Nomura a written opinion (fairness opinion) to the effect that, subject to the assumptions set forth in (2) “Matters regarding Valuation” above and certain other conditions, the Share Exchange Ratio is fair from a financial point of view to NSSMC.

Meanwhile, SMI appointed Mizuho Securities, acting as a third-party valuation organization, and as of April 28, 2015 received from Mizuho Securities a valuation report relating to the Share Exchange Ratio. For an overview of the valuation report, please refer to (2) “Matters regarding Valuation” above. SMI has not obtained from Mizuho Securities a written opinion (fairness opinion) to the effect that the Share Exchange Ratio is reasonable from a financial standpoint for SMI.

Furthermore, NSSMC appointed Kajitani Law Offices and SMI appointed Nomura & Partners as their respective legal advisors for the Share Exchange, and each respectively received legal advice regarding, among other things, the methods and processes of decision-making by the board of directors, including various procedures for the Share Exchange.

(5) Measures to Avoid Conflicts of Interest

(i) Unanimous approval of all SMI directors and audit & supervisory board members excluding those with conflicts of interest

At the meeting of the board of directors of SMI held today, the agenda regarding the Share Exchange Agreement was unanimously approved by all directors who attended the meeting, excluding director Hiroaki Matsuoka, who is also an employee of NSSMC.

Further, all audit & supervisory board members other than the NSSMC employee Seiji Yukino attended the meeting of the board of directors, and all of them stated that they have no objection to the resolution.

To avoid conflicts of interest, with respect to the Share Exchange, Hiroaki Matsuoka and Seiji Yukino did not attend deliberations or resolutions at SMI’s board of directors, or the series of consultations relating to the Share Exchange.

(ii) Obtaining opinion from third-party with no conflict of interest in SMI

In examining the Share Exchange, SMI asked Makoto Oasa, who is an outside audit & supervisory board member of SMI with no interest in NSSMC, the controlling shareholder of SMI, and who is registered with the Tokyo Stock Exchange as an independent audit & supervisory board member of SMI, in accordance with the regulations of the Tokyo Stock Exchange, to examine (a) whether the purpose of the Share Exchange is reasonable; (b) whether fairness is being maintained in the procedures for the Share Exchange; (c) whether the Share Exchange Ratio is fair and reasonable; and (d) whether the Share Exchange will undermine interests of minority shareholders. Makoto Oasa, in making such examination, (i) received explanations from both NSSMC and SMI regarding the purpose of the Share Exchange and the background to and series of events leading to the Share Exchange; (ii) received an explanation from Mizuho Securities regarding the evaluation of the Share Exchange Ratio; and (iii) received an explanation from SMI and Nomura & Partners regarding the methods and processes of SMI’s decision-making relating to the Share Exchange. After Makoto Oasa carefully examined the valuation report relating to the Share Exchange Ratio prepared by Mizuho Securities, and other various materials relating to the Share Exchange, and the contents of explanations received from the aforementioned related persons, today, prior to deliberations on the agenda relating to the Share Exchange Agreement at today’s meeting of the board of directors, Makoto Oasa submitted a written opinion to the effect that (a) the Share Exchange would contribute to improvement of the corporate value of SMI and the purpose thereof is reasonable mainly because in conjunction with SMI becoming NSSMC’s wholly-owned subsidiary through the Share Exchange, through optimal and efficient utilization of the management resources of the NSSMC Group and greater flexibility in group management, coherent development of technology and products, heightening of quality of products, cost reduction, and improvement and enhancement of stable supply chains, which lead to an expansion of SMI’s business, will be achieved; (b) SMI received from an independent third-party valuation organization a valuation report relating to the Share Exchange Ratio, and received from outside professionals advice regarding the methods and processes of decision-making by the board of directors with regard to the Share Exchange, and measures to avoid conflicts of interest were taken, and for these reasons, etc., there are no particular circumstances that call into question the fairness of procedures of the Share Exchange; (c) no unreasonable point was found in the methods and processes of the valuation by the independent third-party valuation organization, and SMI decided the Share Exchange Ratio based on the results of such valuation after substantial consultation and negotiation with NSSMC over multiple times, and for these reasons, etc., the terms and conditions of the Share Exchange was decided fairly and are reasonable; and (d) taking into account the foregoing matters as a whole, the Share Exchange is determined not to undermine interests of SMI minority shareholders.

4. Outline of the companies to the Share Exchange (as of March 31, 2015)

		Wholly-owning Parent Company in the Share Exchange	Wholly-owned Subsidiary in the Share Exchange
(1)	Name	NIPPON STEEL & SUMITOMO METAL CORPORATION	Suzuki Metal Industry Co., Ltd.

(2)	Head Office	6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo	9-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo

(3)	Name and Title of Representatives	Representative Director and President, Kosei Shindo	Representative Director and President, Masayuki Shibata

(4)	Description of Business	Steelmaking and steel fabrication, engineering, chemicals, new materials, system solutions	Manufacture and sale of piano wires, steel wires, and stainless steel wires

(5)	Share Capital	419,524 million yen	3,634 million yen

(6)	Date of Establishment	April 1, 1950	May 1, 1938

(7)	Number of Outstanding Shares	9,503,214,022 shares	54,166,000 shares

(8)	Close of Fiscal Year	March 31	March 31

(9)	Number of Employees	84,447 (Consolidated)	1,460 (Consolidated)

(10)	Main Customers	Sumitomo Corporation NIPPON STEEL & SUMIKIN BUSSAN CORPORATION Metal One Corporation	NIPPON STEEL & SUMITOMO METAL CORPORATION Mitsui & Co. Steel Ltd. Metal One Corporation NIPPON STEEL & SUMIKIN BUSSAN CORPORATION

(11)	Main Banks	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Bank, Ltd.		Mizuho Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Trust Bank, Limited

(12)	Major Shareholders and Shareholding Ratio	Japan Trustee Services Bank, Ltd. (Trust account)	4.1%	NIPPON STEEL & SUMITOMO METAL CORPORATION	65.5%
		The Master Trust Bank of Japan, Ltd. (Trust account)	3.3%	Mitsui & Co. Steel Ltd.	5.3%
		Nippon Life Insurance Company	2.6%	Metal One Corporation	5.1%
		Sumitomo Corporation	1.9%	Japan Trustee Services Bank, Ltd. (Trust account)	1.5%
		Mizuho Bank, Ltd.	1.7%	CGML PB CLIENT ACCOUNT/ COLLATERAL	0.8%
		Sumitomo Mitsui Banking Corporation	1.5%	DAIDO BANE Co. Ltd.	0.7%
		Meiji Yasuda Life Insurance Company	1.5%	Mizuho Bank, Ltd.	0.7%
		The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1.4%	AAA Co., LTD.	0.5%
		THE BANK OF NEW YORK MELLON SA/NV 10	1.3%	NIPPON STEEL & SUMIKIN BUSSAN CORPORATION	0.5%
		STATE STREET BANK WEST CLIENT-TREATY 505234	1.1%	DEUTSCHE BANK AG LONDON-PB NON-TREATY CLIENTS 613	0.4%

(13)	Relationship between the Companies

	Capital Relationship	NSSMC is the parent company of SMI, holding 65.48% of all outstanding SMI shares.

	Personnel Relationship	Three former personnel and two employees of NSSMC are directors or audit & supervisory board members of SMI.

	Business Relationship	NSSMC has sales transactions of materials, etc. and purchase transactions of products, etc. with SMI.

	Status as a Related Party	SMI is a consolidated subsidiary of NSSMC, and therefore, NSSMC and SMI are related parties of each other.

(14)	Operating Results and Financial Standing for Past 3 Years

Fiscal Year	NSSMC (Consolidated)			SMI (Consolidated)
	Fiscal year ended March			Fiscal year ended March
	2013	2014	2015	2013	2014	2015
Net Assets	2,938,283	3,237,995	3,547,059	15,563	18,217	20,577
Total Assets	7,089,498	7,082,288	7,157,929	43,033	45,777	48,829
Net Assets per Share (Yen)	263.81	294.10	326.30	246.93	287.36	323.31
Sales	4,389,922	5,516,180	5,610,030	48,729	54,920	59,854
Operating Income	20,110	298,390	349,510	1,092	2,157	3,031
Ordinary Income	76,931	361,097	451,747	1,231	2,180	2,885
Current Net Income	Δ124,567	242,753	214,293	279	1,038	1,426
Current Net Income per Share (Yen)	Δ16.23	26.67	23.48	5.23	19.44	26.72
Dividend per Share (Yen)	1.0	5.0	5.5	1.0	3.0	5.0

(Unit: unless otherwise specified, millions of yen)

5. Status after the Share Exchange

Wholly-owning Parent Company in the Share Exchange

(1)	Name	NIPPON STEEL & SUMITOMO METAL CORPORATION

(2)	Head Office	6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

(3)	Name and Title of Representative	Representative Director and President, Kosei Shindo

(4)	Description of Business	Steelmaking and steel fabrication, engineering, chemicals, new materials, system solutions

(5)	Share Capital	419,524 million yen

(6)	Close of Fiscal Year	March 31

(7)	Net Assets	Not finalized at present

(8)	Total Assets	Not finalized at present

6. Outline of Accounting Handling

The Share Exchange is expected to constitute a transaction with minority shareholders, which falls under the category of a transaction under common control, etc.

7. Future Outlook

The impact of the Share Exchange on the business performance of both NSSMC and SMI is expected to be minor, since SMI is already a consolidated subsidiary of NSSMC.

8. Matters Relating to Transactions, etc. with Controlling Shareholder

(1) Transaction, etc. with Controlling Shareholder and Status of Conformity with Policy regarding Measures to Protect Minority Shareholders

Since NSSMC is the controlling shareholder, holding 65.48% of all outstanding SMI shares, for SMI, the Share Exchange constitutes a transaction etc. with its controlling shareholder. The “policy for measures for protection of minority shareholders in transactions etc. with a controlling shareholder” in the Corporate Governance Report disclosed by SMI on April 28, 2015 sets forth as follows:

“Two (2) employees of NSSMC, the parent company, serve as one (1) outside director and one (1) outside audit & supervisory board member in order to monitor and audit management of SMI as an expert. However, the board of directors of SMI is currently composed of five (5) directors and can make decisions regarding management independently from the parent company. Also, SMI has elected one (1) outside audit & supervisory board member from outside of the company other than the parent company, who is highly independent and with no conflict of interest in minority shareholders. SMI decides the terms and conditions of transactions with the parent company and its group companies in the same manner as transactions with other counterparties, based on objective information in market, etc. and takes appropriate measures in order not to undermine interests of minority shareholders.”

In its examination of the Share Exchange, SMI took measures to ensure fairness and avoid conflicts of interest, as set out in 3. (4) “Measures to Ensure Fairness” above and 3. (5) “Measures to Avoid Conflicts of Interest” above, and such measures conform to the contents of the Corporate Governance Report.

(2) Matters regarding Measures to Ensure Fairness and Measures to Avoid Conflicts of Interest

As set out in (1) “Transaction, etc. with Controlling Shareholder and Status of Conformity with Policy regarding Measures to Protect Minority Shareholders” above, since the Share Exchange constitutes a transaction etc. with its controlling shareholder for SMI, SMI judged that it was necessary to take measures to ensure fairness and avoid conflicts of interest. SMI has carefully discussed and examined the terms and conditions regarding the Share Exchange at the meeting of board of directors, and has made a decision after ensuring the fairness and avoiding conflicts of interest by taking the measures as set out in 3. (4) “Measures to Ensure Fairness” above and 3. (5) “Measures to Avoid Conflicts of Interest” above.

(3) Outline of Opinion obtained from a party who has no interest in the Controlling Shareholder stating that the Share Exchange would not undermine interests of Minority Shareholders

As set out in 3 (5) “Measures to Avoid Conflicts of Interest” above, in examining the Share Exchange, SMI asked Makoto Oasa, who is an outside audit & supervisory board member of SMI with no interest in NSSMC, the controlling shareholder of SMI, and who is registered with the Tokyo Stock Exchange as an independent audit & supervisory board member of SMI, in accordance with the regulations of the Tokyo Stock Exchange, to examine (a) whether the purpose of the Share Exchange is reasonable; (b) whether fairness is being maintained in the procedures for the Share Exchange; (c) whether the Share Exchange Ratio is fair and reasonable; and (d) whether the Share Exchange will undermine interests of minority shareholders. Makoto Oasa, in making such examination, (i) received explanations from both NSSMC and SMI regarding the purpose of the Share Exchange and the background to and series of events leading to the Share Exchange; (ii) received an explanation from Mizuho Securities regarding the evaluation of the Share Exchange Ratio; and (iii) received an explanation from SMI and Nomura & Partners regarding the methods and processes of SMI’s decision-making relating to the Share Exchange. After Makoto Oasa carefully examined the valuation report relating to the Share Exchange Ratio prepared by Mizuho Securities, and other various materials relating to the Share Exchange, and the contents of explanations received from the aforementioned related persons, today, prior to deliberations on the agenda relating to the Share Exchange Agreement at today’s meeting of board of directors, Makoto Oasa submitted a written opinion to the effect that (a) the Share Exchange would contribute to improvement of the corporate value of SMI and the purpose thereof is reasonable mainly because in conjunction with SMI becoming NSSMC’s wholly-owned subsidiary through the Share Exchange, through optimal and efficient utilization of the management resources of the NSSMC Group and greater flexibility in group management, coherent development of technology and products, heightening of quality of products, cost reduction, and improvement and enhancement of stable supply chains, which lead to an expansion of SMI’s business, will be achieved; (b) SMI received from an independent third-party valuation organization a valuation report relating to the Share Exchange Ratio, and received from outside professionals advice regarding the methods and processes of decision-making by the board of directors with regard to the Share Exchange, and measures to avoid conflicts of interest were taken, and for these reasons, etc., there are no particular circumstances that call into question the fairness of procedures of the Share Exchange; (c) no unreasonable point was found in the methods and processes of the valuation by the independent third-party valuation organization, and SMI decided the Share Exchange Ratio based on the results of such valuation after substantial consultation and negotiation with NSSMC over multiple times, and for these reasons, etc., the terms and conditions of the Share Exchange was decided fairly and are reasonable; and (d) taking into account the foregoing matters as a whole, the Share Exchange is determined not to undermine interests of SMI minority shareholders.

End